UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2020

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-229697) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2020

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

Notice Regarding

Change of Representative Corporate Executives

Tokyo, January 17, 2020 — MUFG today announced the following changes in Representative Corporate Executives as decided by resolution of the Board of Directors.

1. Reasons for the Changes

Changes of Representative Corporate Executives as part of regular changes in corporate executives.

2. Changes effective April 1, 2020

Name	New Position	Former Position
Mikio Ikegaya	Member of the Board of Directors	Member of the Board of Directors Deputy Chairman (Representative Corporate Executive)

Kanetsugu Mike	Member of the Board of Directors Deputy Chairman (Representative Corporate Executive)	Member of the Board of Directors President & Group CEO (Representative Corporate Executive)

Hironori Kamezawa	Member of the Board of Directors President & Group CEO (Representative Corporate Executive)	Member of the Board of Directors Deputy President (Representative Corporate Executive)

Iwao Nagashima	Deputy Chairman (Representative Corporate Executive)	Senior Managing Corporate Executive Group CHRO & Group Deputy CDTO

3. Career Summary of the New Representative Corporate Executives

Hironori Kamezawa

Date of Birth	November 18, 1961

Education	Mar. 1984 Mar. 1986	Bachelor of Science, The University of Tokyo Master of Science, The University of Tokyo

Business Experience	Apr. 1986	Joined The Mitsubishi Bank, Ltd. Yokohama Branch

Jun. 2010

Executive Officer and General Manager, Credit Policy & Planning Division of the Bank of Tokyo-Mitsubishi UFJ, Ltd.

Executive Officer and General Manager, Credit Policy & Planning Division and Risk Management Division of Mitsubishi UFJ Financial Group, Inc. (MUFG)

May 2012	Executive Officer and General Manager, Global Markets Planning Division of the Bank of Tokyo-Mitsubishi UFJ, Ltd.

Jul. 2012	Executive Officer and General Manager, Global Markets Planning Division of MUFG

May 2014	Managing Executive Officer, Deputy Chief Executive for the Americas of the Bank of Tokyo-Mitsubishi UFJ, Ltd. Managing Executive Officer, Deputy Chief Executive for the Americas of MUFG.

Mar. 2015	Managing Executive Officer, Deputy Chief Executive for the Americas and General Manager of New York Branch & Cayman Branch of the Bank of Tokyo-Mitsubishi UFJ, Ltd.

May 2016

Managing Executive Officer, Deputy Chief Executive for Corporate Services and CDO (Chief Data Officer) of the Bank of Tokyo-Mitsubishi UFJ, Ltd.

Managing Executive Officer, Group CDO and Deputy Head of the Operations &Systems Planning Division of MUFG.

May 2017

Managing Executive Officer, Deputy Chief Executive for Corporate Services, CIO & CDTO (Chief Digital Transformation Officer) of the Bank of Tokyo-Mitsubishi UFJ, Ltd.

Managing Corporate Executive, Group CIO & Group CDTO of MUFG

Jun. 2017	Member of the Board of Directors, Managing Executive Officer of the Bank of Tokyo-Mitsubishi UFJ, Ltd.

May 2018

Member of the Board of Directors, Senior Managing Executive Officer, Chief Executive for Corporate Services, CIO & CDTO of MUFG Bank, Ltd.

Senior Managing Corporate Executive, Group CIO & Group CDTO of MUFG

Dec. 2018	Representative of the Board of Directors & CEO of Global Open Network, Inc. (current)

Apr. 2019

Member of the Board of Directors, Deputy President and CDTO of MUFG Bank, Ltd. (incumbent)

Deputy President, Group COO & Group CDTO of MUFG

Representative of the Board of Directors & CEO of Global Open Network Japan, Inc. (current)

	Jun. 2019	Member of the Board of Directors, Deputy President Group COO & Group CDTO of MUFG (incumbent)

	Aug. 2019	Chairman of Global Open Network Japan, Inc. (current)

Type and Number of MUFG Shares Owned	Ordinary Shares: 25,500 (As of September 30, 2019)

Iwao Nagashima

Date of Birth	March 15, 1963

Education	Mar. 1985	Bachelor of Economics, Keio University

Business Experience	Apr. 1985	Joined The Mitsubishi Trust and Banking Corporation

	Jun. 2007	General Manager, Securities Investment Division of Mitsubishi UFJ Trust and Banking Corporation (“the Trust Bank”)

	Jun. 2011	Executive Officer and General Manager, Securities Investment Division of the Trust Bank

	Jun. 2013	Managing Executive Officer and General Manager, Corporate Planning Division of the Trust Bank Executive Officer of MUFG

	Jun. 2015	Managing Director of the Trust Bank Managing Executive Officer of MUFG

Jun. 2016

Director and Senior Managing Executive Officer, Chief Executive, Markets and Global Business Unit of the Trust Bank

Managing Executive Officer, Deputy Group Head of Global Business Group and Global Markets Business Group of MUFG

Jul. 2018

Director and Senior Managing Executive Officer, Chief Executive, Markets and Global Business Unit of the Trust Bank

Managing Executive Officer, Deputy Group COO-I and Deputy Group Head of Global Markets Business Group of MUFG

Apr. 2019

Director, Deputy President, and Executive Officer of the Trust Bank (current)

Senior Managing Corporate Executive, Group CHRO & Group Deputy CDTO of MUFG (current)

President & CEO of M·U·TRUST·APPLE PLANNING COMPANY, LTD. (current)

Type and Number of MUFG Shares Owned	Ordinary Shares: 89,400 (As of September 30, 2019)

- End -

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with over 2,700 locations in more than 50 countries. The Group has over 180,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges.

For more information, visit https://www.mufg.jp/english

Press contact:

Naokazu Matsuda

Public Relations Division

Tokyo/Head Office

Mitsubishi UFJ Financial Group, Inc.

T +81-3-5218-1815

E naokazu_matsuda@mufg.jp